February 19, 2019

David Grzebinski
President and Chief Executive Officer
Kirby Corporation
55 Waugh Drive, Suite 1000
Houston TX 77007

       Re: Kirby Corporation
           Form 10-K for the Year Ended December 31, 2017
           Filed February 26, 2018
           File No. 001-07615
           Form 10-Q for the Period Ended June 30, 2018
           Filed August 3, 2018
           File No. 001-07615
           Response Dated December 11, 2018

Dear Mr. Grzebinski:

       We have reviewed your December 11, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
November 27, 2018 letter.

Form 10-K for the Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note (2) Acquisitions, page 78

1. Refer to your response to prior comment 4. Please clarify for us why you were not able to provide the pro forma information for each of the S&S and Higman acquisitions pursuant to ASC 805-10-50-2.h.3 which is based on historical information prior to the acquisitions.
2. Additionally, please clarify the basis for the belief in your disclosure that the acquisitions
 David Grzebinski
Kirby Corporation
February 19, 2019
Page 2
         were not material. In connection with this, provide us with your analysis of the significance of each of the S&S and Higman acquisitions in regard to Rules 3-05 and 11-
         01(b)(1) of Regulation S-X.
3. You state in your response it was difficult to segregate the revenues and earnings of the
         S&S and Higman acquisitions because they were quickly integrated into your operations.
         However, we note disclosure in the earnings release included in your Form 8-K furnished
         November 2, 2017 about the actual and expected per share impacts of the S&S acquisition. Please reconcile the foregoing for us.
4. We understand new business after the acquisitions may not have been discernible due to the integrated nature of operations, as stated in your response in regard to S&S. However, it is not clear how operations of each acquisition existing at the date of acquisition and continuing thereafter were no longer discernible. Please advise.
       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.



FirstName LastNameDavid Grzebinski                            Sincerely,
Comapany NameKirby Corporation
                                                              Division of
Corporation Finance
February 19, 2019 Page 2                                      Office of
Transportation and Leisure
FirstName LastName